UNITED STATES
                    SECURITIES AND EXHANGE COMMISSION
                        Washington, D.C.  20549

                            SCHEDULE 13D

             Under the Securities and Exchange Act of 1934
                           (Amendment No. 4)*

                   Meridian Medical Technologies, Inc.
                            (Name of Issuer)

                      Common Stock, par value $0.10
                      (Title of Class of Securities)

                               589658103
                            (CUSIP Number)

   James Miller, President, Meridian Medical Technologies, Inc., 10240 Old
             Columbia Road, Columbia, MD  21046  (410) 309-6830
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                           February 19, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.589658103             SCHEDULE 13D

1     NAME OF THE REPORTING PERSON

      STEVEN T. NEWBY

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)  [  ]
                                                       (b)  [X]

3     SEC USE ONLY

4     SOURCE OF FUNDS*     PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)        [   ].

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

NUMBER OF      7     SOLE VOTING POWER
SHARES               100,000 shares
BENEFICIALLY   8     SHARED VOTING POWER
OWNED BY             -0- shares
EACH           9     SOLE DISPOSITIVE POWER
REPORTING            100,000 shares
PERSON        10     SHARED DISPOSITIVE POWER
WITH                 -0- shares

11     AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
       100,000 shares

12     CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                       [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.43%

14     TYPE OF REPORTING PERSON*
       IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.     Security and Issuer

            Meridian Medical Technologies, Inc.
            Par Value $0.10 per share
            10240 Old Columbia Road
            Columbia,  MD  21046

ITEM 2.     Identity and Background

            A)  Steven T. Newby
            B)  6116 Executive Boulevard, Suite 701
                Rockville, MD  20852
            C)  Broker/Dealer  Newby & Company
                same address as above
            D)  None
            E)  None
            F)  USA

ITEM 3.     Source and Amount of funds or Other Consideration

            Source of all funds - personal.  No funds borrowed

ITEM 4.     Purpose of Transaction

            For investment purposes only.
            No further information in reference to Items 4A-4J.

ITEM 5.     Interest in Securities of the Issuer

            A) Steven T. Newby owns 100,000 shares or 3.43% of Meridian
               Medical Technologies, Inc. 2,917,000 shares outstanding
               (11/30/97).
            B)  Steven T. Newby has sole voting and sole disposition powers.
            C) All sales in the last sixty days have been open market transactions.

            12/18/97    Sold        3,000 shares @ 9.25   $  27,750.00
            12/19/97    Sold        3,000 shares @ 9.125  $  27,375.00
            12/23/97    Sold       17,000 shares @ 9.25   $ 157,250.00
            01/08/98    Sold        5,000 shares @ 9.75   $  48,750.00
            01/22/98    Sold        7,000 shares @11.6875 $  81,812.50
            01/23/98    Sold        5,000 shares @11.25   $  56,250.00
            01/27/98    Sold        3,500 shares @11.25   $  39,374.50
            01/27/98    Sold        3,000 shares @11.3125 $  33,937.50
            01/28/98    Sold        5,000 shares @12.00   $  60,000.00
            01/29/98    Sold       13,000 shares @12.00   $ 156,000.00
            02/19/98    Sold        8,684 shares @12.375  $ 107,464.50

            D)  Not applicable.
            E)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None

ITEM 7.     Material to be Filed as Exhibits

            None

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statemnet is true, complete and correct.

Dated:  February 23, 1998

                                /S/ STEVEN T. NEWBY
                                    STEVEN T. NEWBY